Louis Taubman (Admitted NY)
Email lou@lhttlaw.com

July 1, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Pitko

Re:	Tianyin Pharmaceutical Co., Inc.
Registration Statement on Form S-1
Filed June 19, 2009
File No. 333-159597

Dear Mr. Pitko:

This letter is provided in response to your letter dated June 24, 2009, regarding the above-referenced Registration Statement for our client, Tianyin Pharmaceutical Co., Inc. (the “Company”).  Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses below refer to our client, Tianyin Pharmaceutical Co., Inc. and not our law firm.

1.
We note your response to Comment 2 and your statement that TriPoint Capital Advisors beneficially owns 150,000 shares of common stock.  However, we also note that he footnote to the beneficial ownership of TriPoint Global Equities, LLC as disclosed in your beneficial ownership table includes “305,000 shares of [your] common stock TriPoint Capital Advisors, LLC received in a private transaction.”  In light of this disclosure, it appears that TriPoint Capital Advisors beneficially owns more than 150,000 shares of common stock.  Please revise your selling stockholder table to accurately reflect TriPoint Capital Advisor’s beneficial ownership.

Response:       Pursuant to your comment we revised the Selling Shareholder table information relating to TriPoint Capital Advisors (“TriPoint Capital”) as follows (new language is written in italics).  The failure to include the 305,000 shares was an oversight.  We also revised the beneficial ownership table to remove the 305,000 shares issued to TriPoint Capital as Tripoint Global Equities, LLC does not have any rights, title or interest to such shares and therefore does not beneficially own any portion of such 305,000 shares.  Please note that since the date of the S-1 we filed on June 19, 2009, TriPoint Capital sold 100,000 of the 305,000 shares in an open market transaction pursuant to Rule 144 and we have adjusted the number listed therein accordingly.

SELLING STOCKHOLDERS

Name of Selling Stockholder	Shares Beneficially Owned Prior to Offering (1)	Maximum Number of Shares to be Sold (2)	Number of Shares Beneficially Owned After Offering (3)	Percentage Ownership After Offering (4)
Tripoint Capital Advisors, LLC(37)	~~150,000,000~~ 355,000 (38)	150,000 (39)	0	0%

38) This number includes: (i) the shares of common stock underlying TriPoint’s 150,000 5-year options to purchase shares of our common stock at an exercise price of $1.60 per share which TriPoint received pursuant to the Advisory Agreement we maintain with them - the Options vest in full on October 1, 2009; and, (ii) the 205,000 shares of common stock TriPoint received in a private transaction, but which do not have any registration rights.

39) This number includes the shares of common stock underlying TriPoint’s 150,000 5-year options to purchase shares of our common stock at an exercise price of $1.60 per share which TriPoint received pursuant to the Advisory Agreement we maintain with them - the Options vest in full on October 1, 2009.

We understand that you may have additional comments and thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

cc: Dr. Jiang,
Tianyin Pharmaceutical Co., Inc.
CEO